Exhibit 77C

ROYCE CAPITAL FUND

At a Special Meeting of Shareholders held on September 6, 2007, each Fund's shareholders approved the following:

Royce Micro-Cap Portfolio
Proposal	For	Against	Abstain
1. Approve the elimination of the Fund's fundamental investment restriction limiting its investment in the securities of foreign issuers; and	35,772,300	3,068,442	1,838,000
2. Approve the elimination of the Fund's fundamental investment restriction limiting its investment in restricted securities.	35,116,763	3,544,192	2,017,788

Royce Small-Cap Portfolio
Proposal	For	Against	Abstain
1. Approve the elimination of the Fund's fundamental investment restriction limiting its investment in the securities of foreign issuers; and	21,481,381	1,661,672	2,319,593
2. Approve the elimination of the Fund's fundamental investment restriction limiting its investment in restricted securities.	21,273,559	1,803,087	2,386,000